UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Versant Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
925284309
(CUSIP Number)
Andalusian Capital Partners, LP
Two Greenwich Office Park, Suite 300
Greenwich, Connecticut 06831
Attention: Michael Reeber
Telephone Number: (212) 485-7550
Fax: (203) 724-2040
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
May 23, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	925284309

1	NAMES OF REPORTING PERSONS Andalusian Corporate Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		158,238

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		158,238

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	158,238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	925284309

1	NAMES OF REPORTING PERSONS Andalusian Capital Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		158,238

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		158,238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	158,238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	925284309

1	NAMES OF REPORTING PERSONS Andalusian Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		158,238

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		158,238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	158,238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	925284309

1	NAMES OF REPORTING PERSONS Michael Reeber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		158,238

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		158,238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	158,238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	925284309

1	NAMES OF REPORTING PERSONS Harrison M. Wreschner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		158,238

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		158,238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	158,238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
This Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, no par value (the “Common Stock”), of Versant Corporation, a California corporation (the “Issuer”), and is being filed on behalf of (i) Andalusian Corporate Opportunities Master Fund, L.P., a Cayman Islands limited partnership (“Andalusian Master Fund”); (ii) Andalusian Capital Partners, LP, a Delaware limited partnership and investment manager of Andalusian Master Fund (“Andalusian Capital”); (iii) Andalusian Capital Partners GP, LLC, a Delaware limited liability company and general partner of Andalusian Capital (“Andalusian Capital GP”); (iv) Mr. Michael Reeber, a manager of Andalusian Capital GP (“Mr. Reeber”); and (v) Mr. Harrison M. Wreschner, a manager of Andalusian Capital GP (“Mr. Wreschner”). The persons mentioned in (i) — (v) above are referred to as the “Reporting Persons.” All shares of Common Stock reported in this Schedule 13D are held by Andalusian Master Fund.

Item 1.	Security and Issuer
Securities acquired:
Common Stock, no par value (the “Common Stock”)
Issuer:
Versant Corporation
                  255 Shoreline Drive, Suite 450
                  Redwood City, California 94065

Item 2.	Identity and Background
(a) This filing is made on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i) Andalusian Corporate Opportunities Master Fund, L.P., a Cayman Islands limited partnership (“Andalusian Master Fund”);
(ii) Andalusian Capital Partners, LP, a Delaware limited partnership and investment manager of Andalusian Master Fund (“Andalusian Capital”);
(iii) Andalusian Capital Partners GP, LLC, a Delaware limited liability company and general partner of Andalusian Capital (“Andalusian Capital GP”);
(iv) Mr. Michael Reeber, a manager of Andalusian Capital GP (“Mr. Reeber”); and
(v) Mr. Harrison M. Wreschner, a manager of Andalusian Capital GP (“Mr. Wreschner”).

(b) The address of the principal business offices of each of the Reporting Persons is Two Greenwich Office Park, Suite 300, Greenwich, Connecticut 06831.
(c) Andalusian Master Fund serves as a master fund investment vehicle for investments by a Delaware limited partnership and a Cayman Islands exempted company that are limited partners of Andalusian Master Fund. Andalusian Capital serves as investment manager to Andalusian Master Fund. Andalusian Capital GP serves as general partner of Andalusian Capital. The principal occupation of each of Mr. Reeber and Mr. Wreschner, the managers of Andalusian Capital GP, is investment management.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Andalusian Master Fund is a Cayman Islands limited partnership. Andalusian Capital is a Delaware limited partnership. Andalusian Capital GP is a Delaware limited liability company. Mr. Reeber and Mr. Wreschner are United States citizens.

Item 3.	Source and Amount of Funds
As of the date hereof, the Reporting Persons have invested in Common Stock of the Issuer in the aggregate amount of: $2,329,274.78. Currently, all Common Stock of the Issuer as of the date hereof is held by Andalusian Master Fund. The above amount excludes any commissions incurred in making the investments. The source of these funds was the working capital of Andalusian Master Fund.

Item 4.	Purpose of the Transaction
The Reporting Persons acquired the shares of Common Stock for investment purposes and, except as described below, do not have any present plans or proposals that relate to or would result in any change in the business, policies, management or structure of the Issuer. The Reporting Persons believe, however, that unexploited opportunities to increase the value of the Common Stock may exist. To that end, the Reporting Persons intend to work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value (including, but not limited to, increased share repurchases, special dividends and regular dividend payments), and may take other steps to increase involvement with the Issuer. The Reporting Persons may also contact other shareholders regarding potential strategies to increase shareholder value. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Andalusian Master Fund’s general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer
(a) As of the date hereof, (i) Andalusian Master Fund beneficially owns 158,238 shares of Common Stock of the Issuer, which represents 5.1% of the Issuer’s outstanding Common Stock, and (ii) Andalusian Capital, Andalusian Capital GP, Mr. Reeber and Mr. Wreschner beneficially own 158,238 shares of Common Stock of the Issuer held by Andalusian Master Fund, which represents 5.1% of the Issuer’s outstanding Common Stock. These percentage were calculated by dividing (i) the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of the date hereof, by (ii) 3,124,364 Shares outstanding, based upon the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on March 17, 2011, and subsequent correspondence with the Issuer directly regarding the number of shares of Common Stock outstanding.
(b) (i) Andalusian Master Fund has the sole power to vote and dispose of the 158,238 shares of Common Stock of the Issuer it holds directly; and (ii) Andalusian Capital, Andalusian Capital GP, Mr. Reeber and Mr. Wreschner have the shared power to vote and dispose of the 158,238 shares of Common Stock of the Issuer held by Andalusian Master Fund.
The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 158,238 shares of Common Stock held by Andalusian Master Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims beneficial ownership.
(c) The transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Appendix 1 attached hereto and made a part hereof. The transactions in the Common Stock were effected in the open market, and the reported price per share excludes commissions.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 24, 2011

ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.
By: Andalusian Corporate Opportunities GP, LLC, its general partner

By:	/s/ Michael Reeber
Name:	Michael Reeber
Title:	Manager

ANDALUSIAN CAPITAL PARTNERS, LP
By: Andalusian Capital Partners GP, LLC,
General Partner

By:	/s/ Michael Reeber
Name:	Michael Reeber
Title:	Manager

ANDALUSIAN CAPITAL PARTNERS GP, LLC
By:	/s/ Michael Reeber
Name:	Michael Reeber
Title:	Manager

/s/ Michael Reeber
Michael Reeber

/s/ Harrison M. Wreschner
Harrison M. Wreschner

APPENDIX 1

Transaction		Number of Shares
Date	Reporting Person	Purchased/(Sold)	Price Per Share
03/15/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	1,400	$13.0771
03/16/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	3,000	$13.0300
03/23/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	(300)	$12.8600
04/26/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	3,340	$13.0478
04/27/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	300	$13.0221
05/04/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	400	$12.9700
05/10/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	400	$12.7925
05/10/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	348	$12.9000
05/11/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	193	$12.8974
05/12/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	1,556	$12.8462
05/13/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	500	$12.8660
05/16/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	100	$12.8500
05/18/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	700	$12.4286
05/19/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	1,262	$12.7405
05/23/2011	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	800	$12.7663